


02006377



SECURITIE... ...ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41411

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capital Access, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 5th Avenue, Suite 1775
(No. and Street)

Seattle, Washington 98101
(City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED APR 10 2002 WASH, D.C. 164

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon L. Chanen (206) 386-5656
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Watson & Associates, P.S.
(Name — *if individual, state last, first, middle name*)

600 University Street, Suite 2828 Seattle Washington 98101
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Gordon L. Chanen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Access, Ltd., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public

TIMOTHY S STUDLACK
COMMISSION EXPIRES
NOTARY
PUBLIC
8-19-04
STATE OF WASHINGTON

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL ACCESS, LTD.
Financial Statements for the Year Ended
December 31, 2001
and Independent Auditors' Report

CAPITAL ACCESS SECURITIES, LTD.

Table of Contents

WATSON & ASSOCIATES, P.S.
CERTIFIED PUBLIC ACCOUNTANTS
600 UNIVERSITY STREET, SUITE 2828
SEATTLE, WA 98101-3301

Independent Auditors' Report

The Board of Directors
Capital Access, Ltd.
Seattle, Washington

We have audited the accompanying statement of financial condition of Capital Access, Ltd. as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Access, Ltd. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 6 to the financial statements, the financial difficulties of the Company's parent raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Watson & Associates, P.S.

March 29, 2002

TELEPHONE: (206) 624-2380 FACSIMILE: (206) 382-3558
MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

CAPITAL ACCESS, LTD.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$ 6,027
Accounts receivable	2,000
Prepaid expenses and deposit	1,943
	$ 9,970

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Cash overdraft	$ 43
Stockholder's equity:	
Common stock, no par value, 10,000 shares authorized and outstanding	10,000
Retained earnings (deficit)	(73)
	9,927
	$ 9,970

The accompanying notes should be read with these financial statements.

CAPITAL ACCESS, LTD.
Statement of Income
For the Year Ended December 31, 2001

Revenues:	
Concessions and commissions	$ 161,492
Interest	107
	161,599
Expenses:	
Management and support services-related party	179,374
Bad debt expense	4,682
Commission expense	9,500
Other expenses	7,980
	201,536
Net income (loss)	$ (39,937)

The accompanying notes should be read with these financial statements.

CAPITAL ACCESS, LTD.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

	Common Stock	Retained Earnings (Deficit)	Total
Balances at January 1, 2001	$ 10,000	$ 39,864	$ 49,864
Net income (loss)	-	(39,937)	(39,937)
Balances at December 31, 2001	$ 10,000	$ (73)	$ 9,927

The accompanying notes should be read with these financial statements.

CAPITAL ACCESS, LTD.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net income (loss)	$ (39,937)
Adjustments to reconcile net income to net cash provided (used) in operating activities:	
(Increase) decrease in operating assets:	
Accounts receivable	30,292
Due from parent	5,376
Prepaid expenses and deposit	(478)
Increase (decrease) in operating liabilities:	
Cash overdraft	43
Net cash provided (used) by operating activities	(4,704)
Cash, beginning of year	10,731
Cash, end of year	$ 6,027

The accompanying notes should be read with these financial statements.

CAPITAL ACCESS, LTD.
Notes to Financial Statements
December 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Capital Access, Ltd.(the Company) is a Washington corporation that is a wholly-owned subsidiary of Chanen & Company, Ltd. (the Parent). The Company is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934. The Company is engaged in a single line of business as a securities broker-dealer providing venture capital business services. The Company is registered as a broker dealer in the state of Washington and has one office located in Seattle, Washington.

The Company does not receive or hold funds of subscribers or securities of issuers, and does not hold customer funds or securities.

Income and expense recognition

Assets, liabilities, revenues, and expenses are recognized on the accrual method of accounting.

Federal income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes,* which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for differences between the financial reporting and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. See Note 2.

Cash

The Company considers money market mutual funds and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Concentration of sales

All of the Company's 2001 concessions and commission revenue was generated by the Parent. See Note 4 related party transactions.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CAPITAL ACCESS, LTD.
Notes to Financial Statements
December 31, 2001

NOTE 2 - INCOME TAXES

The Company's results of operations have historically been included in a consolidated federal income tax return which includes income of Capital Access, Ltd. and the Parent. There are large consolidated net operating losses which management expects to expire unused. Therefore, no provision for federal income taxes was allocated to the Company based on the results of the Company's current operations.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $5,984, which was $984 in excess of its required net capital of $5,000, and had an aggregate indebtedness to net capital ratio of 0.007 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

NOTE 4 - RELATED PARTY TRANSACTIONS

The registered representatives who generate all sales also manage the Parent. All management and support services are provided by the Parent. The Parent is paid for such services as cash becomes available.

There is a written agreement between the Company and the Parent which states that the Company shall incur and pay expenses directly related to broker-dealer activities, and the Parent shall incur and pay all other expenses.

NOTE 5 - SUBSEQUENT EVENTS

During October 2001, the Company was administratively dissolved by the State of Washington because it did not file an annual list of officers and renew its license within the time set forth by law. During March 2002, the appropriate documents were executed and filed, all fees were paid, and management expects full, retroactive reinstatement.

NOTE 6 - GOING CONCERN ISSUE

As shown in the accompanying financial statements, the Company incurred a net loss of $39,937 during the year ended December 31, 2001. As explained in Note 4, the Company relies on the Parent and its management for revenue and support services. The Parent has been unable to meet its obligations without substantial shareholder loans. Those factors create an uncertainty about the Company's ability to continue as a going concern. During January 2002, the Parent agreed to sell its assets, including the Company, to a newly formed limited liability company. The new entity is expected to be adequately capitalized and to have strong revenue-generating capacity. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

CAPITAL ACCESS, LTD.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2001

COMPUTATION OF NET CAPITAL	
Total stockholder's equity	$ 9,927
Non-allowable assets:	
Accounts receivable	(2,000)
Prepaid expenses	(1,943)
Net capital	$ 5,984
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Cash overdraft	$ 43
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 3
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess or required minimum	$ 984
Excess net capital at 1000%	$ 5,980
Ratio: Aggregate indebtedness to net capital	0.007 to 1

Net capital as computed above under rule 15c3-1 is not materially different from the Company's calculation.

WATSON & ASSOCIATES, P.S.
CERTIFIED PUBLIC ACCOUNTANTS
600 UNIVERSITY STREET, SUITE 2828
SEATTLE, WA 98101-3301

Independent Auditors' Report on Internal Control Structure Required by Sec Rule 17a-5

The Board of Directors
Capital Access, Ltd.
Seattle, Washington

In planning and performing our audit of the financial statements of Capital Access, Ltd. (the Company), for the year ended December 31, 2001, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

TELEPHONE: (206) 624-2380 FACSIMILE: (206) 382-3558
MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However we noted the following matter involving the control procedures that we consider to be a material weakness as defined above. This was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Capital Access, Ltd., for the year ended December 31, 2001, and this report does not affect our report thereon dated March 29, 2002.

> One of the basic elements of a satisfactory system of internal control is an organization which provides appropriate segregation of duties. Because of the limited size of the Company, it is not possible for this to be achieved.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Watson & Associates, P.S.

March 29, 2002